KW 3/14/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury	Connecticut	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken — (860) 843-3911
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street, 32nd Floor	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (06-02)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/14

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hartford Securities Distribution Company, Inc, as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Diane K. Benken

Signature

CFO/Controller

Title

Notary Public

My commission expires Sept 30, 2015

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

TABLE OF CONTENTS

This report **contains (check all applicable boxes): **Page**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.

We have audited the accompanying financial statements of Hartford Securities Distribution Company, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Securities Distribution Company, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules (g, h, and i) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2014

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 35,182,516
Cash segregated	4,500,000
Accounts receivable	11,619,400
Deferred income tax asset from affiliate	1,556,785
Due from affiliates	183,486
Other assets	79,808
TOTAL ASSETS	$ 53,121,995

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Customer payables	$ 1,722,099
Due to affiliates	8,215,667
Accounts payable and accrued liabilities	19,449,386
Total liabilities	29,387,152
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	49,957,070
Accumulated deficit	(26,247,227)
Total stockholder's equity	23,734,843
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 53,121,995

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

REVENUES:	
Underwriting income	$ 289,522,586
Mutual fund revenue	64,025,620
Investment management and administration fees	5,832,642
Recordkeeping revenue	343,416
Other revenue	2,705,146
Total revenues	362,429,410
EXPENSES:	
Underwriting expense	289,522,586
Distribution expense	63,672,030
Recordkeeping expense	6,618,964
Other expenses	2,646,104
Total expenses	362,459,684
LOSS BEFORE INCOME TAX BENEFIT	(30,274)
INCOME TAX BENEFIT	12,796
NET LOSS	$ (17,478)

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (17,478)
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock-based compensation	(1,014)
Deferred income tax expense	69,703
Changes in operating assets and liabilities:	
Decrease in accounts receivable	163,789
Decrease in prepaid commissions	1,840,734
Decrease in due from affiliates	612,470
Decrease in other assets	192,895
Increase in customer payables	303,658
Decrease in due to affiliates	(6,072,369)
Decrease in income tax payable to affiliate	(102,692)
Increase in accounts payable and accrued liabilities	6,219,274
Net cash provided by operating activities	3,208,970
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,208,970
CASH AND CASH EQUIVALENTS, Beginning of year	31,973,546
CASH AND CASH EQUIVALENTS, End of year	$ 35,182,516
Supplemental cash flow disclosures:	
Income tax refunds from The Hartford	$ 102,011
Income tax payment to The Hartford	$ 305,689
Supplemental non-cash financing activity:	
Return of capital	$ (1,014)

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2012	$ 25,000	$ 49,958,084	$ (26,229,749)	$ 23,753,335
Return of capital	-	(1,014)	-	(1,014)
Net Loss	-	-	(17,478)	(17,478)
BALANCE, DECEMBER 31, 2013	$ 25,000	$ 49,957,070	$ (26,247,227)	$ 23,734,843

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as an underwriter for variable annuity and certain variable life insurance contracts issued or reinsured by the Parent and its affiliates. The Company pays commissions to third party broker-dealers for the distribution of these contracts. No new contracts for these products are being sold.

The Company executes and clears trades on behalf of retirement plans. In this capacity, the Company carries customer funds and securities and is subject to the customer protection rule, Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3"). For some of these plans the Company also acts as a non-bank custodian.

The Company formerly served as an underwriter and distributor for its affiliate, the Hartford HLS Mutual Funds (the "Funds") and as a distributor of 529 Plans. Effective January 1, 2013, an affiliate of the Company became the distributor and underwriter for the 529 plans and the Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments in a money market mutual fund with an original maturity of 30 days or less.

Cash Segregated – The Company segregates cash in a special reserve bank account for the benefit of customers as required under Rule 15c3-3.

Fair Value of Financial Instruments – The carrying value of financial instruments, which include receivables and payables, approximate their fair values because of the short-term nature of these assets and liabilities.

For financial instruments that are carried at fair value a hierarchy is used to place the instruments into three broad levels (Level 1, 2, and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open ended management investment companies ("mutual funds").

Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In certain cases, the inputs used to measure fair value fall into different levels of fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2013 the Company held an investment in a money market fund for $31,122,131, which is included in cash and cash equivalents, and investments in mutual funds, which are included in other assets, for $2,603. These investments are carried at fair value, valued at quoted prices, and considered Level 1 investments under the Fair Value hierarchy levels. The Company had no Level 2 or Level 3 investments at December 31, 2013. The Company's policy is to recognize transfers of securities between levels at the beginning of the reporting period. There were no transfers between the levels for the year ended December 31, 2013.

Customer Payables – Customer payables represents customer cash that is held by the Company.

Underwriting Income and Expense – Variable insurance products underwriting income and expense is recorded as earned or incurred based upon contractual agreements.

Mutual Fund Revenue - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees each month from mutual funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets.

Recordkeeping Revenue and Expense – The Company incurs expenses in the process of performing recordkeeping services for certain retirement products and receives recordkeeping revenue to compensate for these costs.

Investment Management and Administration Fees – The Company receives asset based and transaction based revenues in the course of managing retirement plans according to contractual terms.

Distribution Expense – Distribution expenses are accrued monthly based upon average daily net assets attributable to the distribution partner.

Income Tax – See Note 4.

New Accounting Pronouncements - In July 2013, the FASB issued new guidance regarding the presentation of unrecognized tax benefits which is effective for annual reporting periods that begin after December 15, 2013. The guidance requires an entity to present an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward. The Company is currently evaluating the impact that this guidance will have on its financial condition, results of operations and cash flows.

3. RELATED-PARTY TRANSACTIONS

The Company acts as an underwriter for insurance contracts issued or reinsured by its affiliates. For the year ended December 31, 2013, the Company received $1,937,670 from affiliates as reimbursement for certain expenses incurred for performing these functions and other general expenses, which is included in other revenue. The Company received $289,522,586 from affiliates for underwriting the insurance contracts.

For the year ended December 31, 2013, the Company was allocated $1,252,773 by its affiliate, Hartford Life and Accident Insurance Company ("HLA"), for general and administrative expenses which are included in other expenses.

As distributor and recordkeeper of retirement products for its affiliates, the Company earned $551,087 from an affiliate for the year ended December 31, 2013.

The Company recorded a non-cash return of capital of $1,014 from its parent relating to stock-based compensation allocated to the Company.

As a result of the transition of the 529 distribution role to an affiliate discussed in Note 1, the affiliate paid HSD $1,840,734 for the prepaid commissions that had been recorded by the Company.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. INCOME TAXES

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by it so long as the group is able to recognize the related deferred tax asset attribute. The Company and The Hartford have concluded that there are no uncertain tax positions relating to the Company.

Income tax expense/(benefit) for the year ended December 31, 2013 is comprised of the following components:

Current income tax	$	(82,499)
Deferred income tax		69,703
Income tax Benefit	$	(12,796)

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The deferred tax asset at December 31, 2013 represents

alternative minimum tax credits. In management's judgment, the deferred tax asset will more likely than not be realized. Accordingly no valuation allowance has been recorded.

At December 31, 2013, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2007. The audit of the years 2007-2011 are expected to conclude in 2015, with no material impact on the consolidated financial condition or results of operations.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3.

At December 31, 2013, the Company had net capital of $10,271,822 which was $10,021,822 in excess of its required net capital of $250,000.

6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2013, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued and identified no events that should be disclosed in the notes to the financial statements.

* * * * * *

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2013

STOCKHOLDER'S EQUITY	$23,734,843
LESS NONALLOWABLE ASSETS:	
OTHER ASSETS	(77,202)
ACCOUNTS RECEIVABLE	(11,023,048)
DEFERRED INCOME TAX ASSET FROM AFFILIATE	(1,556,785)
DUE FROM AFFILIATES	(183,486)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	
(Tentative Net Capital)	10,894,322
LESS HAIRCUTS ON SECURITIES	(622,500)
NET CAPITAL	10,271,822
NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation)	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$10,021,822

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2013 Focus Part II report filed on January 27, 2014.

Schedule (h)

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2013

CREDIT BALANCES		
Free credit balances and other credit balances in customers' accounts	$	1,722,099
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		
Total Credit Items		1,722,099
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver of customers' securities not older than 30 calendar days		
Other		
Gross Debits		
Less 1% charge		
Total Debit Items		-
RESERVE COMPUTATION		
Excess of total credits over total debits	$	1,722,099
Amount held on deposit in "Reserve Bank Account"	$	4,500,000

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2013 Focus Part II report filed on January 27, 2014.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$0
A. Number of items	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:	$0
A. Number of items	0

NOTE: No material differences exist between the computation of the possession or control requirement above and that included in the Company's unaudited December 31, 2013 Focus Part II report filed on January 27, 2014.

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

February 28, 2014

Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

In planning and performing our audit of the financial statements of Hartford Securities Distribution Company, Inc. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Hartford Securities Distribution Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2014

Hartford Securities Distribution Company, Inc.
S.E.C. ID No. 8-48097
FINRA Firm No. 37819
Schedule of 2013 SIPC Assessment Payments

July 29, 2013	$ 12,274.00	Semi-annual Assessment (Form SIPC-6)

Sent to: Securities Investor Protection Corp
P.O. Box 92185
Washington, DC 20090-2185

February 7, 2014	$ 9,929.00	Annual Assessment (Form SIPC-7)

Sent to: Securities Investor Protection Corp
P.O. Box 92185
Washington, DC 20090-2185